FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329”, dated 1 March 2005.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 March 2005.

3.	Press release entitled, “Companies Act 1985 Section 198 – Disclosure of Interest in Voting Shares in Public Companies”, dated 3 March 2005.

4.	Press release entitled, “Companies Act 1985 Section 198 – Disclosure of Interest in Voting Shares in Public Companies”, dated 3 March 2005.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 March 2005.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 March 2005.

7.	Press release entitled, “AstraZeneca PLC Board Announcement”, dated 14 March 2005.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 March 2005.

9.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329”, dated 15 March 2005.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 March 2005.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 March 2005.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 March 2005.

13.	Press release entitled, “Publication of Notice of Annual General Meeting 2005 ”, dated 23 March 2005.

14.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329”, dated 29 March 2005.

15.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329”, dated 29 March 2005.

16.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329”, dated 31 March 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	1 April 2005	By:	/s/ G H R Musker

			Name:	G H R Musker
			Title:	Secretary & Solicitor

Item 1

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that on 28 February 2005 Dr John Patterson, a Director of the Company, purchased 150 AstraZeneca PLC USD0.25 Ordinary Shares at a price of 2093 pence per share.

Following this purchase, Dr Patterson’s total holding in the Company is 503 shares, which represents approximately 0.00003% of the issued ordinary capital of the Company.

Dr Patterson also holds options over 144,174 Ordinary Shares of AstraZeneca PLC previously granted to him under various of the Company’s share option schemes.

G H R Musker
Company Secretary
1 March 2005

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 March 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2066 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,637,112,261.

G H R Musker
Company Secretary
2 March 2005

Item 3

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 3 March 2005 we were informed by The Capital Group Companies, Inc., a registered investment manager in the U.S., that on 1 March 2005 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 211,948,875 shares (12.94 per cent of the current issued ordinary capital) from the previously notified level of 220,352,313 shares (13.39 per cent).

G H R Musker
Company Secretary
3 March 2005

Item 4

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 3 March 2005 we were informed by Wellington Management Company, LLP, a registered investment advisor in the U.S., that on 2 March 2005 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had increased to 66,097,762 shares (4.04 per cent of the current issued ordinary capital) from the previously notified level of 53,510,141 shares (3.20 per cent).

G H R Musker
Company Secretary
3 March 2005

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 March 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2165 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,636,550,845.

G H R Musker
Company Secretary
8 March 2005

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 March 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2147 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,635,953,486.

G H R Musker
Company Secretary
10 March 2005

Item 7

ASTRAZENECA PLC BOARD ANNOUNCEMENT

AstraZeneca PLC today announced the appointment to the Board of David R. Brennan as an Executive Director with effect from 14 March 2005. He will retain his current role as Executive Vice-President, North America in charge of AstraZeneca operations in the US and Canada.

14 March 2005

Media Enquiries:

Edel McCaffrey, (London) Tel: +44 (0)20 7304 5034
Steve Brown, (London) Tel: +44 (0)20 7304 5033
Rachel Bloom-Baglin, (Wilmington, US) Tel: +1 302 886 7858

Investor Enquiries:

Jonathan Hunt, (London) Tel: +44 (0)20 7304 5087
Ed Seage, (Wilmington, US) Tel: +1 302 886 4065

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 March 2005, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2180 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,635,453,486.

G H R Musker
Company Secretary
14 March 2005

Item 9

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that on 14 March 2005, Sir Tom McKillop, a Director of the Company, exercised an option over 24,513 AstraZeneca PLC USD0.25 Ordinary Shares at an option price of 891 pence per share. The option was granted to Sir Tom McKillop in March 1995 under the Company’s 1994 Executive Share Option Scheme and is due to expire on 26 March 2005 if not exercised before then.

As a result of this exercise, Sir Tom McKillop holds options over 547,351 Ordinary Shares of AstraZeneca PLC.

We also inform you that on 14 March 2005, Sir Tom McKillop sold 10,180 of the shares acquired from the exercise at an average price of 2176 pence per share in order to meet the cost of exercising the option.

Following these transactions, Sir Tom McKillop has increased his holding in the Company by 14,333 shares to 92,168 shares, which represents approximately 0.006% of the issued ordinary capital of the Company.

G H R Musker
Company Secretary
15 March 2005

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 March 2005, it purchased for cancellation 850,000 ordinary shares of AstraZeneca PLC at a price of 2183 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,634,634,972.

G H R Musker
Company Secretary
17 March 2005

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 March 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2157 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,634,034,972.

G H R Musker
Company Secretary
18 March 2005

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 March 2005, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2141 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,633,243,816.

G H R Musker
Company Secretary
21 March 2005

Item 13

PUBLICATION OF NOTICE OF ANNUAL GENERAL MEETING 2005

AstraZeneca PLC announced today the publication of its Notice of Annual General Meeting for 2005 together with letters from the Chairman of the Board and the Chairman of the Remuneration Committee, a Shareholders’ Circular and Proxy Form. The date of the AGM is 28 April 2005. Copies are available on the Company's website www.astrazeneca.com and are being despatched to shareholders from today.

G H R Musker
Company Secretary
23 March 2005

Item 14

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that on 24 March 2005 the following Director of AstraZeneca PLC was granted an option under the AstraZeneca Share Option Plan. The option is exercisable over the Company’s American Depositary Shares (ADS). One ADS equals one Ordinary Share.

Name of Director	Number of ADSs over which option is granted	Exercise price per share	Period when exercisable	Total number of ADSs under option

D R Brennan	110,987	US$40.35	24.3.08-23.3.15	440,643

The option will become exercisable on 24 March 2008 subject to certain performance conditions. The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable. Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

G H R Musker
Company Secretary
29 March 2005

Item 15

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that on 24 March 2005 the following Directors of AstraZeneca PLC were granted options under the AstraZeneca Share Option Plan over the Company’s USD0.25 Ordinary Shares.

Name of Director	Number of shares over which option is granted	Exercise price per share	Period when exercisable	Total number of shares under option

Sir Tom McKillop	131,707	2132p	24.3.08-23.3.15	679,058

J R Symonds	60,196	2132p	24.3.08-23.3.15	313,051

J S Patterson	52,908	2132p	24.3.08-23.3.15	197,082

The options will become exercisable on 24 March 2008 subject to certain performance conditions. The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable. Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

G H R Musker
Company Secretary
29 March 2005

Item 16

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that the interest of David R. Brennan, a Director of the Company, in the American Depositary Shares (ADSs) of AstraZeneca PLC has changed as detailed below. One ADS equals one Ordinary Share.

On 24 March 2005, Mr Brennan was granted a target award of 27,877 ADSs under the terms of the AstraZeneca US Executive Performance Share Plan (established in 2000) at an award price of US$40.35 per ADS. The vesting date for this target award is 24 March 2008. The number of ADSs to which Mr Brennan may become unconditionally entitled on the vesting date will be determined by reference to AstraZeneca’s Total Shareholder Return compared to that of other companies in the Pharmaceutical Human Resources Association (PHRA) over the three year performance period.

On 28 March 2005, Mr Brennan became unconditionally entitled to a final award of 18,925 ADSs on the partial vesting of an original target award of 25,233 ADSs, which were awarded to him in March 2002 under the terms of the AstraZeneca US Executive Performance Share Plan. Mr Brennan has ceased to have an interest in the 6,308 ADSs of the original target award that did not vest. The closing price of AstraZeneca ADSs on 28 March 2005 was US$39.62.

On 28 March 2005, Mr Brennan purchased, on his own account, a notional interest in a further 11,358 ADSs to be held in the AstraZeneca US Executive Deferral Plan, a unitised stock fund established in 2000, in which Mr Brennan, in common with other participating US executives, is deemed to have a notional interest in ADSs calculated by reference to the fund value and the closing price of AstraZeneca ADSs. Following this purchase, Mr Brennan has a notional interest in 57,511 ADSs in the AstraZeneca US Executive Deferral Plan as at 28 March 2005 based on that day’s closing price of US$39.62.

In total, Mr Brennan now has an interest in 172,364 AstraZeneca ADSs, including the notional interest in ADSs in the AstraZeneca US Executive Deferral Plan referred to above.

G H R Musker
Company Secretary
31 March 2005